EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 15 January 2019 purchased 515,550 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 191.21 per share. Before distribution to the employees, the Share saving plan has 10,868,221 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.